Irwin Financial

June 2003

Irwin Financial

In our presentations to you today and in the course of answering your questions, we may make statements that are "forward-looking". Statements of our plans, initiatives, expectations, objectives, strategies, forecasts, expected results and similar expressions identify forward-looking information and can be identified by words such as “anticipate”, “expect”, “intend”, and similar expressions. These statements are not guarantees of future performance or events and our actual accomplishment of the plans we have discussed with you today involve certain risks and uncertainties that are difficult to predict. Therefore, actual future events may differ materially from what we discussed here today. Our results are affected by a variety of factors including, but not limited to changes in interest rates, consumer and commercial demand for credit, the credit quality of our borrowers and the levels of reserves for we have for losses reflected both in our allowance for loan and lease losses and in our valuation of home equity residuals, and changes in the secondary market for our products and funding sources, legislative and regulatory changes. For a more complete explanation of various factors that may affect our future results, we refer you to the risk factors and other cautionary language contained in our report on Form 10-K, 10-Q and Form 8-K, which are on file with the SEC.

Agenda

- IFC strategy and background
- Product and channel strategies

Irwin Financial Corporation

- Diversified banking services
  - Small businesses→ commercial loans and leases
  - Consumers→ first mortgages and home equity loans
  - US and Canadian markets
- $427 million net revenues, $4.9 billion assets
  - $6.0 billion in owned managed assets (credit risk)
    - » Additional $20.4 billion 1st Mortgage Servicing Rights (no credit risk)
- High insider ownership
  - 43% Directors and Officers
  - 35% Institutions
  - 22% Retail

Irwin Financial

What Makes Us Different?

- Historical strong earnings and rates of return
  - EPS growth rate since 1990 of 21%; 12 years with ROE at or above 15%
    - » Transition in securitization/funding structures in 2002/03
  - After transition in 2002/03
    - » Return to long-term targets: >= 12% EPS growth and 15% ROE
    - » Same targets used throughout the 1990s
- Diversified revenue base
  - Have done well in environments of slow growth with declining rates and faster growth with rising rates
- Bias toward organic growth and niche identification rather than acquisition

Creating Long-Term Value

Identify Under Served Niches in Banking


Creditworthy,
Profitable
Growth

Hire Exceptional Management with Niche Expertise

Diversify Capital and Earnings Risk

Reinvest in New Opportunities

Total Assets By Product Line



$ Billions
5.0
4.0
3.0
2.0
1.0
0.0
1999
2000
2001
2002
1st Mortgage
Home Equity
Commercial Banking
Commercial Finance
Venture Capital

Total Assets $Billions	$1.7	$2.4	$3.5	$4.9

Irwin Financial

Net Revenues by Product Line


1998
9%
2%
$5MM
$24MM
13%
$35MM
$207MM
76%
2002
3%
$11MM
18%
$80MM
$76MM
$271MM
(+31%)
17%
62%
Mortgage
Comm'l Bank
Home Equity
Commercial Finance

Excludes parent and other subsidiaries

Irwin Financial

Consolidated Net Income



$ Millions
70
60
50
40
30
20
10
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Recession
Falling Rates
Regional Real Estate Deflation
Rising Rates
Asian and Russian Debt Crisis/ Falling Rates
Rising Rates
Recession/ Falling Rates
Home Equity Transition

Net Income '90 - '02 Compound Annual Growth Rate (CAGR) of 23%

Earnings Per Share



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
CAGRs
•5yr = 12%
•10yr = 13%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Consolidated EPS and ROE


Net Income
$ Millions
ROE %
60
50
40
30
20
10
0
30
25
20
15
10
5
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

Irwin Financial

Agenda

- IFC strategy and background
- Product and channel strategies

Commercial Banking

- Commercial lending, cash management, and private banking needs of small businesses and owners
  - Growth segment of economy
  - Customers who value personalized service
  - 7 Midwest and Rocky Mountain States
- Loan Portfolio of $1.8 billion at 03/31/03

Commercial Banking

- Criteria for market selection
  - Diverse, growing metropolitan economy
  - Disruption from consolidation
  - Experienced local management
    - » Avg. 16 years experience in market
- Combination of size and flexibility
  - People-led strategy
  - Backed by technology
- Strong credit function

Irwin Financial

Commercial Banking Loan Growth



$ Millions
2000
1500
1000
500
0
Seasoned loan relationships—new to Irwin
Portfolio integration & slowing economy
34%
59%
60%
70%
25%
1995
1996
1997
1998
1999
2000
2001
2002
1Q03

Irwin Financial

Core Deposit Growth


$ Millions
1600
1200
800
400
0
CAGR 22% Since 1995
20%
65%
34%
1995
1996
1997
1998
1999
2000
2001
2002
1Q03

Irwin Financial

Commercial Banking Charge-Offs and Reserves



% of Total Loans
1.50
1.00
0.50
0.00
1995
1996
1997
1998
1999
2000
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
Long-term pricing assumptions
Reserves
Annualized Charge-Offs

Mortgage Lending

- Conforming first mortgage loans
  - No retained credit risk
  - All sold with GSE or government agency enhancement
- Last twelve months originations of $15 billion
- $20.4 billion servicing portfolio

Irwin Financial

Mortgage Lending

- Non-Traditional Customer Segments
  - First time homebuyers
  - Production and servicing platforms tailored to needs of minority borrowers. As of 1Q03,
    - » 23rd largest originator overall, but
      - 14th largest originator to Hispanic community
      - 23rd largest originator to African American community
    - » 12th largest GNMA issuer
- New Correspondent Lending Channel
  - Serving small correspondents
  - 1Q03 originations $1.1 billion
  - Greater operating leverage than retail or broker—easier to scale through interest rate changes

Mortgage Loan Originations



$ Millions
12,000
9,000
6,000
3,000
0
Gov't CAGR 14%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
1Q03
Government
Conventional

Irwin Financial

Servicing Portfolio


$ Billions
24.0
20.0
16.0
12.0
8.0
4.0
0.0
Gov't CAGR 16%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
1Q03
Government/State Servicing
Conventional Servicing

Mortgage Servicing Rights

Unhedged Value Change



$MM
350
280
210
140
70
0
-200
-175
-150
-125
-100
-75
-50
-25
0
25
50
75
100
125
150
175
200
Rate Change in BPs

Irwin Financial

Home Equity Lending

- Hybrid unsecured lender and mortgage bank
  - HLTV for prime customers
  - Underwritten as unsecured credit
    - » We believe losses will be > 1st mortgages; < credit cards
- Niche strategy -- target creditworthy homeowners
  - Large, underserved market—potential larger with every 1st mortgage refinances
  - $1.8 billion owned, managed portfolio at 03/31/03
  - Strong servicing function--"Above Average" ratings

Irwin Financial

Home Equity Loan Portfolio



$ Millions
3000
2500
2000
1500
1000
500
0
1998
1999
2000
2001
2002
1Q03
Portfolio with Credit Risk
Serviced for Others

Modified Credit Focus

- Response to economic weakness and rising losses in portfolio
- Modified underwriting profile in 4Q02. By 1Q03 achieved:
  - 10% increase in Avg. Disposable Income for HLTV customers
  - 10-20 point lift in Avg. FICO for HLTV borrowers
- Anticipate lower credit costs for 2003 and future vintages
  - Earlier vintages still experiencing higher loss rates—expect additional impairment commensurate with slow economic recovery

Irwin Financial

Home Equity Lending

- Eliminated use of securitization structures requiring gain-on-sale (GOS) accounting
  - Approximately 2-year transition process
  - No impact on cash flows or ultimate profitability of company
    - » Developing balance between portfolio and whole loan sales
- Performance of old "GOS" portfolio continues to be affected by the weak economy

Irwin Financial

Commercial Finance

- Vendor-based small ticket equipment leasing (full-payout) in US and Canada
- Quick Service Restaurant franchise leasehold improvement financing in US
- Market positioning based on service orientation rather than price
- Credit issues isolated in start-up broker portfolio—new broker production has been limited

Irwin Financial

Commercial Finance Portfolio Growth



$ Millions
400
350
300
250
200
150
100
50
0
$96MM Franchise
$114MM Canadian Vendor
$135MM Domestic Broker/ Vendor
2000
2001
2002
Small Ticket
Franchise

Continuing Opportunities

Trend	Response
• Formation of new business • Banking consolidation	• Commercial Banking • Commercial Finance
• Demographics and growth of 1st time homeowners	• First Mortgages
• Consolidating unsecured debt	• Home Equity

Irwin Financial